

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2012

Via E-Mail
Paul O. Richins
Principal Financial Officer
Utah Medical Products, Inc.
7043 South 300 West
Midvale, Utah 84047

> **Re:** **Utah Medical Products, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 12, 2012**
> **File No. 333-182078**

Dear Mr. Richins:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Facing Page

1.	Please revise the $2,000,000 shown in the "Total" row of your fee table to reflect the $102,000,000 disclosed in the prospectus.

Information Incorporated by Reference, page 19

2.	We note the unresolved comments related to your Exchange Act filings. Please resolve all outstanding comments before the effective date of your registration statement.

3.	We note that you are incorporating by reference your Annual Report on Form 10-K for the year ended December 31, 2011. We further note that the audit report contained on page 35 of that filing refers to the work of other auditors for the audits of the financial statements and internal control over financial reporting for Femcare Group Limited.

Please amend the December 31, 2011 Form 10-K to include the separate report of the other accountant, as required by Rule 2-05 of Regulation S-X.

4.   Further to the above, please also revise this Form S-3 to include a consent from the other independent registered public accounting firm that audited the financial statements and the effectiveness of internal control over financial reporting of Femcare Group Limited.

Signatures, page II-6

5.   Please clarify below the second paragraph of text required on the Signatures page who signed your registration statement in the capacity of principal executive officer, principal financial officer, and principal accounting officer or controller.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jay Webb at (202) 551-3603 or Kevin Vaughn, Accounting Branch Chief at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (by e-mail): James R. Kruse
Kruse Landa Maycock & Ricks, LLC